Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Theodore D. Edwards

theodore.edwards@troutman.com

August 22, 2023

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attn: Christina Fettig, Senior Staff Accountant

Re:	Insight Select Income Fund 1940 Act File No. 811-02201

Dear Ms. Fettig:

On behalf of Insight Select Income Fund (“Company”), this letter is being provided in response to the comments of the staff of the Commission (the “Staff”) delivered in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Company’s annual report filed on Form N-CSR for the fiscal year ended March 31, 2023 (the “Annual Report”) and the Company’s Form N-CEN for the fiscal year ended March 31, 2023 (the “Census Report”). The Staff’s comments were delivered orally by Christina Fettig on July 24, 2023.

The Company appreciates the opportunity to address the Staff’s comments. Set forth below is the Staff’s comment in italicized text followed by the Company’s response to the comment.

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1.	The Staff notes that the EDGAR filing detail for the Form N-CSR filed on May 22, 2023 (SEC Accession No. 0001133228-23-003708) did not include the “Period of Report.” Please update the filing to reflect the appropriate period of the Annual Report.

Response: As discussed with the Staff, the Company respectfully requests that the Staff update the EDGAR filing detail for the Form N-CSR filed on May 22, 2023 (SEC Accession No. 0001133228-23-003708) to include the period of the Annual Report as the fiscal year ended March 31, 2023. Future filings will be reviewed to confirm that the period of report is submitted with future Form N-CSR filings.

2.	With respect to the Census Report, please explain why no parts of Item C.7.n. were checked. Please confirm whether Item C.7.n.vi. should have been checked.

Insight Select Income Fund August 22, 2023 Page 2

Response: Because the Company relies on Rule 18f-4, Item C.7.n. should have been checked and such item will be checked in future Census Report filings. The Company confirms that Item C.7.n.vi. was properly left unchecked as the Company did not invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, in reliance on Rule 18f-4 during the Company’s fiscal year ended March 31, 2023.

3.	On page 3 of the Annual Report, the Company refers to a “dividend” payment declared on March 8, 2023. In future filings, please use the term “distributions” rather than “dividends” as the ultimate character of a distribution may not be known at the time it is declared.

Response: The Staff’s comment will be reflected in future filings.

4.	On page 4 of the Annual Report, the Company includes a pie chart that summarizes the portfolio quality of the Company’s assets as of March 31, 2023. In future filings, please disclose whether the chart includes the Company’s derivate investments. Please refer to Instruction 6.a. of Item 24 of Form N-2.

Response: The Staff’s comment will be reflected in future filings.

5.	On page 6 of the Annual Report, the Company presents average annual total return information based on net asset value per share. In future filings, please present the Fund’s average annual total return based on market value, or both NAV and market value. Please refer to Instruction 4.g.(2)(B) of Item 24 of Form N-2 and page 159 of Commission Release No. IC-33836.

Response: The Staff’s comment will be reflected in future filings.

6.	On page 23 of the Annual Report, the Company presents total returns based on per share NAV and market value. In future filings, please include the disclosure required by General Instructions 13 and 14 of Item 4 of Form N-2, which generally require a disclosure of the difference between the calculations of total return based on NAV and market value in a note.

Response: The Staff’s comment will be reflected in future filings.

7.	On pages 25-26 of the Annual Report, the Company discloses that “[t]he Fund uses futures contracts generally to gain exposure to, or hedge against, changes in interest rates or gain exposure to, or hedge against, changes in certain asset classes,” and the “Fund may enter into swap transactions to help enhance the value of its portfolio or manage its exposure to different types of investments.” In future filings, please disclose the specific reason why the Company invested in futures and/or swaps for the period presented.

Response: The Staff’s comment will be reflected in future filings.

8.	The Staff notes that the Schedule of Investments discloses that the Company’s portfolio consisted of 12.19% of Asset-Backed Securities as of March 31, 2023. Please explain whether asset-backed securities should be disclosed as a principal investment strategy and risk.

Insight Select Income Fund August 22, 2023 Page 3

Response: The Company confirms that asset-backed securities are a permissible type of fixed-income security in which the Company may invest pursuant to its principal investment strategies. Appropriate risk disclosure will be included in future filings to the extent asset-backed securities continue to comprise a significant percentage of the Company’s portfolio.

9.	In Item 4(e)(2) of the Company’s Form N-CSR, the Company discloses that “[a]ll of the services described in each of paragraphs (b) through (d) of this Item were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.” However, Item 4(e)(2) of Form N-CSR requires registrants to [d]isclose the percentage of services which were subject to a waiver of the pre-approval requirement, as described in paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X. Please clarify accordingly.

Response: The Company confirms that none of the services described in paragraphs (b) through (d) of Item 4(e)(2) were subject to the pre-approval waiver described paragraph (c)(7)(i)(C) of Rule 2-01 of Reg. S-X. The Company will modify its disclosure in response to Item 4(e)(2) in future filings accordingly.

10.	In Item 8(a)(1) of the Company’s Form N-CSR, the date as of which the information is provided is missing. In future filings, please provide the information required by Item 8(a)(1) as of the date of filing of the Company’s report and disclose the date as of which such information is provided. Please refer to Instruction 1 to Item 8(a)(1).

Response: The Staff’s comment will be reflected in future filings.

11.	In Item 8(a)(3) of the Company’s Form N-CSR, the date as of which the information is provided is missing. In future filings, please provide the information required by Item 8(a)(3) as of the end of the Company’s most recently completed fiscal year and disclose the date as of which the information is provided. Please refer to Instruction 1 to Item 8(a)(3).

Response: The Staff’s comment will be reflected in future filings.

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Insight Select Income Fund August 22, 2023 Page 4

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4181 or, in my absence, John P. Falco of this office at 215.981.4659.

Sincerely,

/s/ Theodore D. Edwards
Theodore D. Edwards

cc:	Gautam Khanna, President
Thomas E. Stabile, Treasurer and Vice President
Daniel Haff, Chief Compliance Officer
John P. Falco, Esq.
Joseph A. Goldman, Esq.